July 24, 2014

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara Jacobs, Assistant Director

Mitchell Austin, Staff Attorney

Craig Wilson, Senior Assistant Chief Accountant

Morgan Youngwood, Staff Accountant

Re:	Silver Spring Networks, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 27, 2014

File No. 001-35828

Ladies and Gentlemen:

Silver Spring Networks, Inc. (the “Company”) hereby responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated July 10, 2014 (the “Comment Letter”) regarding the Company’s previous letter dated June 27, 2014 (the “Previous Letter”) and the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 filed on February 27, 2014 (File No. 001-35828) (the “Form 10-K”). The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comment is presented in bold italics.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1. Business

Manufacturing, page 8

1. We note your response to prior comment 2 that you do not believe a concise discussion of the material terms of your agreement with Plexus Corp. is required because you are not substantially dependent upon this agreement and you entered into it in the ordinary course of your business. We are unable to agree with your conclusion since this agreement appears to be material to your business. In future filings, please include a concise discussion of its material terms.

The Company will include a concise discussion of the material terms of the Company’s agreement with Plexus Corp. in future filings.

Item 1A. Risk Factors

United States Securities and Exchange Commission

July 24, 2014

“We depend on a limited number of suppliers and if such suppliers fail…,” page 25

2. We note your response to prior comment 3 that you have direct contracts with only a few custom component suppliers and that you generally believe you would be able to obtain component replacements on commercially reasonable terms without material harm to your business. In your response letter, please clarify the instances in which you believe you would be unable to obtain component replacements on commercially reasonable terms and provide your analysis of whether any underlying agreements are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that after further consideration and review of its supply chain, the instances in which the Company believes it would only be unable to obtain component replacements on commercially reasonable terms are in the event of a natural disaster, act of God or similar catastrophic event. For example, if a natural disaster were to occur that resulted in the shutdown in manufacturing at multiple facilities maintained by one of our component suppliers for an extended period of time, and that prevents such supplier from transferring manufacturing capabilities to another of its facilities, the Company could be forced to exhaust its excess on-hand inventory and then face a delay in shipments of its products to its customers. However, as described in the Company’s response to comment 3 in the Previous Letter, the Company has managed its supply chain to mitigate the risk associated with its sole source suppliers, including by selecting suppliers that have multiple manufacturing facilities in separate geographic locations such that in the event of a natural disaster at one of its facilities, the supplier is able to transfer manufacturing capacity to another of its facilities. Therefore, the Company respectfully advises the Staff that it believes it would be able to obtain component replacements on commercially reasonable terms without material harm to its business. For this reason, and the reasons contained in the Company’s response to prior comment 3 in the Previous Letter, the Company respectfully advises the Staff that it does not believe that any of the agreements with the component suppliers need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Results of Operations and Key Non-GAAP Financial Measures, page 53

3. We note your response to prior comment 4. Please explain what consideration you gave to disclosing any trends associated with these metrics. In addition, tell us any additional metrics that you use to manage and analyze your business.

The Company will continue to disclose the number of endpoints and recurring revenue, and will include disclosure regarding recurring revenue per endpoint on a trailing twelve-month basis in future filings. The Company will also include disclosure regarding any related trends for these metrics in future filings. Currently, the Company only uses the foregoing metrics and the other metrics that the Company discloses in its periodic filings to manage and analyze its business. The Company will continue to review the metrics that it uses to manage and analyze its business and will disclose such metrics in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings.

4. We note your response to prior comment 5. Please explain in greater detail your consideration of disclosing the extent to which increases/decreases in your product and service revenues were attributable to changes in price. Alternatively, explain in greater detail why you believe comparing changes in price-based metrics period to period is not meaningful.

United States Securities and Exchange Commission

July 24, 2014

With respect to product revenue, the Company respectfully advises the Staff that increases in price for the year ended December 31, 2013 accounted for less than 5% of the product revenue increase and decreases in price for the year ended December 31, 2012 accounted for less than 5% of the product revenue decrease. After considering the effect of the increases in price on the increase in product revenue, the Company determined that the increases in price were not a material driver of the increase in product revenue and did not merit disclosure in its MD&A.

With respect to service revenue, as noted in the Previous Letter, services revenue is derived from solutions that include services which are specifically tailored to each customer’s deployment parameters. As a result of the specific tailoring of services to each customer, the level of services provided by the Company is not consistent from customer to customer. Given these inconsistencies, the Company respectfully informs the Staff that it is unable to readily quantify or describe in any meaningful narrative form the extent, if any, to which the period-to-period changes in service revenue are attributable to increases or decreases in price. The material drivers of changes in the Company’s services revenue are receipt of customer acceptances and follow-on phases of deployment.

The Company respectfully advises the Staff that, in future periods, it will provide an explanation of the extent to which material changes in product and services revenue are attributable to changes in price.

Consolidated Financial Statements

Revenue Recognition, page 80

5. We note your response to prior comment 6. Please tell us your consideration of providing enhanced disclosures with respect to the amounts, nature and timing of these contingent revenues.

The Company will provide the additional disclosure with respect to amount, nature and timing of material contingent revenue in future filings, as applicable. The disclosure will be substantially similar to the following:

“Amounts that are invoiced prior to a transaction meeting all of the revenue recognition criteria, including contingency provisions, are recorded in deferred revenue until such provisions have lapsed. Such amounts were $[dollar amount] and $[dollar amount] at [period presented] and [comparable prior period], respectively. Contingencies related to potential penalties for late delivery, liquidated damages related to failure to meet milestones or deliver specified products or services, or credits to be issued upon the failure to meet service level arrangements. Predicting when such provisions will lapse is subject to significant uncertainty as the timing is dependent on a variety of factors, including the progress and completion of deployments. The Company classifies deferred revenue and deferred cost of revenue that the Company expects to recognize during the 12 months following the balance sheet date as current deferred revenue and current deferred cost of revenue on the Company’s balance sheet and the remainder as non-current deferred revenue and non-current deferred cost of revenue. Related to the contingency provisions described above, $[dollar amount] was recorded as current deferred revenue and $[dollar amount] was recorded as non-current revenue at [the last day of the period presented].”

United States Securities and Exchange Commission

July 24, 2014

6. We note from your response to prior comment 7 that the majority of your revenues related to third-party products and services including advanced metering arrangements with third parties that integrate your communications models into their meters are recognized on a gross basis as you are generally acting as the principal under the arrangements. Please describe in greater detail the significant terms, risks and obligations of your arrangements with third-party device manufactures and utility customers. Explain why you believe these third-party device manufacturers do not have a contractual relationship with the utility customer. Tell us how you determined that you have responsibility for product fulfillment and assume the physical loss of inventory risk in transit. Clarify what responsibility the third-party device manufacture has for fulfillment, inventory risk and integration of your communications modules. Explain why you believe you have credit risk for all amounts billed to the utility customer and have significant latitude in setting prices for such integrated devices. Clarify whether you or the third-party device manufacture invoices the utility customer for the meters integrated with your communications models. Describe whether you receive payments directly from the third-party device manufacture or the utility customer. Tell us whether there are instances in which you do not have a choice of supplier selection. In addition, explain whether there are circumstances when revenues related to third-party products and services are recognized on a net basis.

The Company respectfully advises the Staff that in most cases, devices (including meters) manufactured by a third party (the “Third Party Device”) that integrates the Company’s communication module into such device (the “Integrated Device”) are sold directly from the Third Party device manufacturer to the utility customer, pursuant to the contractual arrangement between the utility customer and the Third Party device manufacturer. In such arrangements, the Company only records revenue related to the communication modules sold to the Third Party Device manufacturer, pursuant to a contractual agreement between the Company and the Third Party Device manufacturer. Whether the utility customer purchases the Integrated Device from the Company or the Third Party Device manufacturer is primarily dependent on the nature and extent of the business relationship the utility customer has with the Third Party Device manufacturer and how the utility customer prefers to manage their deployment.

In those circumstances where the Company sells the Integrated Device directly to the utility customer, the sale of the Integrated Device to the utility customer by the Company is recognized on a gross basis as the Company is acting as the principal. The Company has concluded that revenue should be recognized on a gross basis under ASC 605-45-45 in these circumstances based on the following considerations:

•

The Company is the primary obligor in the arrangement. The Company enters into the contractual arrangement with the utility customer to sell the Integrated Device to the utility customer. The Company then enters into a contractual arrangement with the device manufacturer to integrate the Company’s communication module into the Third Party Device creating the Integrated Device that is sold by the Company to the utility customer. With respect to the Integrated Devices sold in this manner, there is no contractual arrangement between the utility customer and Third Party Device manufacturer. It is the Company’s responsibility to fulfill the order for the Integrated Devices and also cover the warranty claims when the Integrated Device requires repair or replacement. In fulfilling its responsibility, the Company also bears the risk of any

United States Securities and Exchange Commission

July 24, 2014

penalties for late delivery of the Integrated Device, as well as remedies for failure to meet certain performance thresholds and specifications of the Integrated Device.

•	The Company assumes a portion of general inventory risk. The Company generally retains title to its communications module that is integrated into the Third Party Device while integration is being performed by the Third Party Device manufacturer. Once shipped from the Third Party Device manufacturer’s factory, the Company then takes title and assumes risk of loss for the Integrated Device. The Company mitigates general inventory risk by managing demand generated by utility customer orders with the lead time required to manufacture the communications module and integrate it with the Third Party Device.

•	The Company has latitude in establishing price. The Company has sole latitude in setting prices for the Integrated Device since a significant portion of the value from the Integrated Device is represented by the Company’s communications module and also because the Integrated Device forms part of the larger overall solution that the Company negotiates with the utility customer.

•	The Company changes the product and is involved in determining product specifications. The Company has the responsibility to provide the Integrated Device to the utility customer according to specifications required by the utility customer for the Integrated Device. The Company then contracts with the Third Party Device manufacturer to integrate the Company’s communications module into the Third Party Device according to the specifications required by the Company for the third party device components. In this regard, the Company is responsible for transforming its communications module into the Integrated Device by using the Third Party Device supplied by the Third Party Device manufacturer.

•	The Company has discretion in supplier selection. Based on the integrated device portfolio the Company desires to offer utility customers, the Company has arrangements with multiple Third Party Device manufacturers. The Company works with the utility customer to determine the requirements of the Integrated Device that will ultimately determine selection of the Third Party Device manufacturer or manufacturers.

•	The Company has physical loss inventory risk. Integrated Devices are shipped by the Third Party Device manufacturer directly to locations specified by the utility customer. However, title to and risk of loss for the Integrated Device passes to the Company once shipped from the Third Party Device manufacturer’s factory according to the contractual terms between the Company and the Third Party Device manufacturer. Title to and risk of loss for the Integrated Device generally passes to the utility customer upon receipt at the utility customer’s stated destination according to the contractual terms between the Company and the utility customer. As a result, the Company assumes physical loss of inventory in transit. When shipping terms with the Third Party Device manufacturer are free on board destination to the utility customer’s location, then the Company still assumes title and risk of loss.

United States Securities and Exchange Commission

July 24, 2014

•	The Company has credit risk. The Company invoices the utility customer for the Integrated Device and collects directly from the utility customer the full amount of the price for the Integrated Device. The Company assumes the full extent of credit risk as there is no remedy available to the Company to the Third Party Device manufacturer should the utility customer fail to pay the Company for the Integrated Device.

In infrequent circumstances, the utility customer may have the Company procure support services provided by a third party service provider. Such revenue is recognized on a net basis primarily because the third party service provider is obligated to provide such services with little or no involvement of the Company. Revenue on a net basis from such support services for the years ended December 31, 2013, 2012 and 2011 was less than 1% of total revenue for each year. The Company supplementally advises the Staff that even if it recognized revenue for such support services on a gross basis for the years ended December 31, 2013, 2012 and 2011, such revenue would still be less than 1% of the total revenue for each year.

* * * * * * *

United States Securities and Exchange Commission

July 24, 2014

Should the Staff have additional questions or comments regarding this response to the Comment Letter, please do not hesitate to contact the undersigned at 650-839-4264 or Rick Arnold at 650-839-4556.

Sincerely, SILVER SPRING NETWORKS, INC.

/s/ Deanna M. Butler
Deanna M. Butler Associate General Counsel

cc:	Scott Lang, Chief Executive Officer

Jim Burns, Chief Financial Officer

Richard S. Arnold, Jr., General Counsel

Silver Spring Networks, Inc.

Michael A. Brown

Fenwick & West LLP

Yogi Ransing

Ernst & Young LLP